Exhibit 99.1

FEMSA reaches agreement with the Mexican tax authority to resolve interpretative differences and make payment

Monterrey, Mexico, May 29, 2020 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced that it reached an agreement with the Mexican tax authority (the Servicio de Administración Tributaria), to resolve interpretative differences over taxes paid outside of Mexico, without judicial action. Under the agreed terms, FEMSA will pay the amount of Ps. 8,790 million, that will be recognized in FEMSA’s financial statements during the second quarter of 2020.

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About FEMSA

FEMSA creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 300,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

May 29, 2020	1